FOR FURTHER INFORMATION:

                                              Media Relations:
                                              Stan Lampe
                                              (606) 329-4061

                                              FOR IMMEDIATE RELEASE
                                              August 9, 1999

Ashland Inc. makes
tender offer for Superfos

Copenhagen - Ashland Inc. (NYSE:ASH) today delivered an official offer to buy all shares from the current shareholders of Superfos Inc., a
Copenhagen-based  industrial  company  with  large U.S.  road  construction holdings.
         Ashland has offered to pay $21 per share in cash, which is equivalent to a premium of 43 percent compared to Superfos' share price on July 13, the last trading day prior to a news release from Superfos that another company had notified Superfos of its intent to make a tender offer. Compared to Superfos' average share price for the three months ended July 13, Ashland's offer is equivalent to a 51 percent premium.
         "Our offer to the shareholders is based on the long-term value creation opportunities we see in operating and further developing those Superfos activities that complement our current businesses," said Ashland
Chairman and Chief Executive Officer Paul W. Chellgren. "Our primary interest is Superfos' U.S. road-building and asphalt paving activities, which are an excellent match with our APAC highway construction group, the largest highway contractor in the United States. Combining Superfos' U.S. road-building operations with APAC would result in stronger, more efficient operations."
         Chellgren added that, as noted in the official tender offer, Superfos' packaging division does not fall within any of Ashland's six focus areas. Ashland will investigate the possibilities of having this division merged with or sold to a company who would be better positioned to grow the packaging business.
         "Superfos' chemical and aerosol divisions might be included in our existing European specialty chemicals, distribution and Valvoline businesses, or sold to or merged with another company within these industries," Chellgren said. "We are primarily interested in the U.S. road construction business, which accounted for just over half of Superfos' 1998 revenue, according to its most recent annual report."
         Based in Dothan, Alabama, Superfos' U.S. road construction operations have 80 production facilities in five American states: Alabama, Florida, Georgia, Kansas and Oklahoma.
         Ashland's financial adviser is Carnegie Bank in Copenhagen. The tender offer ends September 20 and is subject to acceptance by shareholders representing more than 90 percent of the total share capital and other conditions.
         Superfos operates in Denmark and internationally, employing about 5,000 people in 16 countries, with 85 percent of its activities based outside Denmark. Superfos has four business areas: construction, packaging, chemicals and aerosols.
         Ashland Inc. (NYSE:ASH) is an international multi-industry company with four wholly owned businesses, which occupy leading positions within their respective markets in the United States or around the world. Ashland-owned APAC, Inc., is the largest highway contractor in America. Ashland Specialty Chemical is a leading worldwide producer of performance chemicals for a variety of industrial applications. Ashland Distribution is the largest distributor of chemicals, plastics and fiber reinforcements in North America and the largest pan-European plastics distributor. Valvoline is a leading U.S. motor oil marketer with a growing international presence. Ashland also has a 38-percent equity interest in Marathon Ashland Petroleum LLC, the fourth largest U.S. refiner, and a 58-percent equity interest in Arch Coal, Inc. (NYSE:ACI), America's No. 2 coal producer. More information is available on Ashland's internet website at http://www.ashland.com.